

October 4, 2021

Kenneth A. Brause
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

>   **Re: Burford Capital Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2020**
>   **Filed March 24, 2021**
>   **Form 6-K Dated September 9, 2021**
>   **Filed September 9, 2021**
>   **File No. 001-39511**

Dear Mr. Brause:

    We have reviewed your August 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed September 9, 2021

Exhibit 99.1: Burford Capital Limited Half-Year Report for the period ended June 30, 2021
Consolidated operating results
Six months ended June 30, 2021, compared to six months ended June 30, 2020
Operating Expenses, page 17

1.   At the bottom of page 17 carrying over onto page 18 you discuss a $45 million additional accrual in the first half of 2021 related to a change in accounting estimate related to certain "carry plans." You indicate that historically you recognized carry plan expense only upon realizations of the related capital provision assets and not on the basis of

unrealized gains. Please tell us why this charge in 2021 is the result of a change in estimate and reference for us the authoritative literature you rely upon to support your position. In your response, address the following:

- Tell us how your prior accounting complied with the guidance in IAS 19.
- Tell us your consideration of the guidance in IAS 19.24.
- Tell us how your current accounting complies with the guidance in IAS 19.
- Explain why your change is not a change in accounting policy that should be reflected retrospectively under IAS 8.19(b).
- Explain why your change is not the correction of an error that should be reflected retrospectively under IAS 8.42(b).

2.   In the first full paragraph on page 18 you discuss a $34 million additional accrual related to the grandfathering of a small number of cases following the termination of a profit-sharing arrangement in your asset recovery business. Please tell us why it is appropriate to record this accrual in 2021 given that it appears to relate to compensation arrangements dating back to 2015 and reference for us the authoritative literature you rely upon to support your accounting. In your response, address the following:

- Describe for us the profit-sharing arrangement that was terminated and explain why it was terminated.
- Tell us what cases or types of cases were grandfathered.
- Tell us how your prior accounting complied with the guidance in IAS 19.
- Tell us your consideration of the guidance in IAS 19.24.
- Tell us how your current accounting complies with the guidance in IAS 19.
- Explain why your change is not a change in accounting policy that should be reflected retrospectively under IAS 8.19(b).
- Explain why your change is not the correction of an error that should be reflected retrospectively under IAS 8.42(b).

You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance